CARTER LEDYARD & MILBURN LLP

Steven J. Glusband Partner — Direct Dial: 212-238-8605 E-mail: glusband@clm.com	Counselors at Law 2 Wall Street New York, NY 10005-2072 — Tel (212) 732-3200 Fax (212) 732-3232	701 8th Street, N.W., Suite 410 Washington, DC 20001-3893 (202) 898-1515 — 570 Lexington Avenue New York, NY 10022-6856 (212) 371-2720

January 16, 2008

VIA EDGAR

Mr. William Thompson
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	Defense Industries International, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2006
Filed October 29, 2007
Forms 10-QSB/A for Fiscal Quarters Ended
March 31, 2007, June 30, 2007 and September 30, 2007
Filed October 29, 2007
File No. 0-30105

Dear Mr. Thompson:

        On behalf of our client, Defense Industries International, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff of the Securities and Exchange Commission (the “Staff”), in a letter to Ms. Tsipi Moldovan, Chief Financial Officer and Director of the Company, dated January 3, 2007.

        Subsequent to the issuance of the comment letter dated January 3, 2007, the Staff in a telephone conference agreed that the Company may continue to present its financials in accordance with its interpretation of EITF 00-19-2 as provided in the Company’s response dated December 4, 2007, to the Staff’s comment number 5 contained its letter of November 9, 2007. As a result, we are now reiterating the Company’s previously provided responses to comments number 2, 3, 4 and 6 in the Staff’s letter dated November 9, 2007 and are concurrently filing an amendment to the Company’s Form 10-KSB/A for fiscal year ended December 31, 2006 and amendments to the Company’s Forms 10-QSB/A for fiscal quarters ended March 31, 2007 and June 30, 2007.

Mr. William Thompson

        In this letter, we have recited comments 2, 3, 4 and 6 from the Staff’s letter dated November 9, 2007, in bold type and have followed each comment with the Company’s responses.

Controls and Procedures, page 38

2.	Despite the errors in your financial statements, we note you concluded that disclosure controls and procedures were effective as of December 31, 2006. Please tell us if your certifying officers considered the effect of the errors on the accuracy of such conclusion. If your officers have concluded that their previous conclusion regarding effectiveness was incorrect, please revise your disclosure accordingly. Otherwise, please revise your disclosure to explain why the discovery of these errors did not affect your conclusion regarding the effectiveness of disclosure controls and procedures. Similarly revise your disclosure in Forms 10-QSB for the quarterly periods ended March 31, 2007 and June 30, 2007.

Response

The statements were revised in response to the comment.

Consolidated Statements of Cash Flows, page F-7

3.	We reviewed your response to comment six in our letter dated September 27, 2007 and the revisions to your disclosure. Please further revise your document to label the statements of cash flows as “restated” and to provide disclosure in a footnote to describe the nature of the error, including the effect of the correction on each line item. Refer to paragraph 26 of SFAS 154. Additionally, please obtain and file a revised audit opinion from your independent public accounting firm that refers to the financial statements as restated and references the footnote describing the restatement. Refer to Codification of Auditing Standards AU Sections 420.12 and 508. Finally, provide an explanatory note at the forepart of the document to describe the reasons for the amendment.

Response

The statements were revised in response to the comment.

Mr. William Thompson

Exhibits 31.1 and 31.2

4.	We reviewed your response to comment 11 in our letter dated September 27, 2007; however, it does not appear you made the requested revision to your certifications. As previously requested, please add the parenthetical language that has been omitted from paragraph 4(d) to conform to the exact language set forth in Item 601(b)(3) of Regulation S-B.

Response

The certifications were revised in response to the comment.

Item 3A. Controls and Procedures, page 21

6.	We reviewed your response to comment 13 in our latter dated September 27, 2007 and the revisions to your disclosure. Please revise to disclose your conclusion regarding the effectiveness of disclosure controls and procedures as of June 30, 2007 rather than September 30, 2007. Additionally, we note you revised your disclosure with respect to the design of disclosure controls and procedures to include the full definition as outlined in Exchange Act Rule 13a-15(e). However, please also revise your conclusion to include the full definition of disclosure controls and procedures rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” In the alternative, remove the definition from your conclusion and simply state that disclosure controls and procedures are effective.

Response

The statement was revised in response to the comment.

Please see the attached letter on Company letterhead.

Please do not hesitate to contact me at (212) 238-8605 with any questions or comments you may have.

Very truly yours, /s/ Steven J. Glusband —————————————— Steven J. Glusband